Annual Shareholder Meeting Results

PIMCO Corporate and Income Opportunity Fund held their annual meetings of shareholders on April 29, 2016. Shareholders voted as indicated below:

PIMCO Corporate and Income Opportunity Fund

Re election of Hans W. Keress Class I to serve until the annual meeting for the 2018 2019 fiscal year

            Withheld
Affirmative Authority
60,870,664  2,369,151

Re election of William B. Ogden, IV Class I to serve until the annual Meeting for the 2018 2019 fiscal year
60,842,399  2,397,416

Re election of Alan Rappaport(1) Class I to serve until the annual Meeting for the 2018 2019 fiscal year
4,274       35

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A
Jacobson, Craig a. Dawson and John C. Maney continued to serve as Trustees of the Fund.

(1) Preferred Shares Trustee